UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  April 23, 2010

Commission File Number: 001-34395

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

 (Exact name of registrant as specified in its charter)

9 Dong San Huan Zhong Lu, Suite 1101
Chaoyang District, Beijing, 100020
People’s Republic of China

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes        No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

On April 7, 2010, upon receipt of the written consent of a majority of its shareholders, China Networks International Holdings, Ltd. (the “Company”) amended and restated the Company’s Memorandum and Articles of Association (the “Memorandum”).  A copy of the amended and restated Memorandum is attached hereto as Exhibit 99.1.

On April 13, 2010, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), as amended by an Amendatory Agreement dated April 13, 2010 (the “Amendatory Agreement” and together with the Securities Purchase Agreement, the “SPA”), with certain accredited investors identified therein (the “Investors”) and effected the closing whereby the Company sold to the Investors (the “Offering”) six-year 10% senior secured convertible debentures in aggregate principal amount of $11,000,000 (the “Debentures”).   The Debentures are convertible into Ordinary Shares of the Company at a per share conversion price of $1.14.  At any time after the issuance of the Debentures and prior to the maturity date, the Company has the right to redeem all or part of the Debentures, at a redemption price equal to the sum of (i) 120% of the principal amount of the Debenture then outstanding, (ii) accrued but unpaid interest and (iii) all liquidated damages and other amounts due in respect of the Debenture so long as certain conditions specified therein are met.

The Company shall pay interest on the aggregate unconverted and then outstanding principal amount of the Debentures at the rate of 10% per annum, payable semi-annually.  Interest may be paid in cash and/or Ordinary Shares of the Company at the sole option of the Company.  In addition, 60% of all dividends received by the Company from its subsidiaries must be used to repay the outstanding principal on the Debentures.

In addition to the Debentures, each Investor received 100 Ordinary Shares for every $173.444 invested in the Offering.  Accordingly, an aggregate of 6,342,110 Ordinary Shares were issued to the Investors.

The proceeds of the Offering, net of expenses, will be utilized by the Company first for the satisfaction of the obligation of China Networks Media Ltd., the Company’s wholly-owned subsidiary (“China Media”), to make a $7.17 million capital contribution to its joint venture, Kunming Taishi Information Cartoon Co., Ltd., with the remaining proceeds to be used for general working capital purposes.

Pursuant to a Security Agreement entered into between the Company and the Investors, the Debentures will be secured by all of the assets of the Company (the “Security Agreement”).  Pursuant to a Guaranty between the Company, China Media and the Investors, China Media will guarantee the Debentures.  The Debentures will rank senior in right of payment to all existing and future indebtedness of the Company.

In connection with the consummation of the Offering, the Company entered into an Exchange and Amendatory Agreement (the “Exchange Agreement”) with China Media and the holders (the “Original Debt Holders) of senior secured notes of China Media  in aggregate principal amount of $25,500,000 (the “Media Notes”).  Pursuant to the Exchange Agreement, the Original Debt Holders agreed to cancel all existing Media Notes in exchange for the pro rata issuance of an aggregate of 23,000,000 Ordinary Shares of the Company and 16,000,000 Class A Preferred Shares of the Company.  Immediately upon the consummation of the transactions contemplated by the Exchange Agreement (the “Exchange Transaction”), all payment obligations of the Company or China Media under the Media Notes ceased and the Media Notes were terminated.

Each Class A Preferred Share is convertible to one Ordinary Share, as adjusted for stock splits, stock combinations, stock dividends and similar events applicable to all of the Company’s Ordinary Shares. The Class A Preferred Shares are redeemable at the Company’s option in whole or in part for an aggregate sum of $16,000,000. Upon satisfaction or conversion of all of the Debentures, the Company will be required to use 60% of all dividends distributed from the Company’s off-shore joint ventures towards redemption of the Class A Preferred Shares.  Each Class A Preferred Share is entitled to receive a dividend, which will accrue at a rate of 5% per annum, and will be payable semi-annually and in arrears in cash or, at the Company’s option, in Ordinary Shares of the Company at a 5% discount to the trailing 10-day volume-weighted average trading price of the Company’s Ordinary Shares on the principal trading market on which they are quoted, though at no point at a price less than $0.50 per Ordinary Share.  The Class A Preferred Shares have a liquidation preference of an aggregate of $16,000,000 upon the sale or liquidation of the Company. If the closing price of the Company’s Ordinary Shares on the principal trading market on which they are quoted is less than $0.50 upon the 24 month anniversary of the transaction contemplated by the Exchange Agreement, then the liquidation preference will increase to $21,000,000.  The approval of holders of 70% of the Class A Preferred Shares will be required for any equity financing in which the Company sells its at a price per share below $1.00.

Following the closings of the Offering and the Exchange Transaction, the Company’s total outstanding capital consists of 41,019,993 Ordinary Shares and 16,000,000 Class A Preferred Shares.

The foregoing description of the Securities Purchase Agreement, Amendatory Agreement, Debentures, Security Agreement, Guaranty and Exchange Agreement, does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, Amendatory Agreement, Debentures, Security Agreement, Guaranty and Exchange Agreement, which are filed as Exhibits 99.2 through 99.7 hereto, respectively, and are incorporated herein by reference.

The following is a list of all exhibits filed herewith:

Exhibit No.	Description
99.1	Amended and Restated Memorandum and Articles of Association
99.2	Securities Purchase Agreement, dated April 13, 2010
99.3	Amendatory Agreement, dated April 13, 2010
99.4	Form of Debenture
99.5	Security Agreement, dated April 13, 2010
99.6	Guaranty dated April 13, 2010
99.7	Exchange and Amendatory Agreement, dated April 13, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

Date: April 23, 2010	By:	/s/ Li Shuangqing
Li Shuangqing
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Memorandum and Articles of Association
99.2	Securities Purchase Agreement, dated April 13, 2010
99.3	Amendatory Agreement, dated April 13, 2010
99.4	Form of Debenture
99.5	Security Agreement, dated April 13, 2010
99.6	Guaranty dated April 13, 2010
99.7	Exchange and Amendatory Agreement, dated April 13, 2010